Exhibit (a)(5)(L)

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 1 of 33

UNITED STATES DISTRICT COURT

DISTRICT OF MINNESOTA

STEVEN MORGAN, Individually and on	Case No.
behalf of all others similarly situated,

Plaintiff,
JURY TRIAL DEMANDED
v.

CARIBOU COFFEE COMPANY, INC., JAB
BEECH INC., PINE MERGER SUB, INC.,
GARY GRAVES, KIP R. CAFFEY, SARAH
PALISI CHAPIN, WALLACE B. DOOLIN,
CHARLES H. OGBURN, PHILIP H.
SANFORD, and MICHAEL
TATTERSFIELD,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, by and through his attorneys, alleges upon personal knowledge as to himself, and upon information and belief based upon, among other things, the investigation of counsel as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this class action on behalf of himself and all other public stockholders of Caribou Coffee Company (“Caribou” or “Company”), against Caribou, its Board of Directors (“Board” or “Individual Defendants”), JAB Beech Inc. (“JAB”) and Pine Merger Sub, Inc. (“Merger Sub”) (collectively, “Defendants”), for their breaches of fiduciary duty in

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 2 of 33

connection with the all-cash tender offer (“Tender Offer”) by which JAB will acquire each outstanding share of Caribou common stock for $16.00 per share (“Proposed Acquisition”). The Proposed Acquisition has an approximate value of $340 million. In addition, Plaintiff brings a claim against the Individual Defendants for their violations of Section 14 of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14a-9 promulgated thereunder (“Rule 14a-9”).

2. Pursuant to the terms of a December 16, 2012 Agreement and Plan of Merger (“Merger Agreement”) entered into by Defendants, the Tender Offer is conditioned upon the tender of a majority of the shares outstanding. However, the Merger Agreement further contains a “Top-Up Option” that permits JAB to purchase from the Company the number of newly issued shares of Caribou common stock such that, upon conclusion of the Tender Offer, JAB will own one share more than 90% of the Company’s outstanding common stock.

3. As contemplated in the Merger Agreement, if JAB acquires at least 90% of the outstanding Shares, including through exercise of the Top-Up Option, the Proposed Acquisition “may be effected as a ‘short-form’ merger without a meeting of the Company’s shareholders to approve the adoption of the Merger Agreement.” Otherwise, the Company will hold a special shareholders’ meeting to obtain shareholder approval of the Proposed Acquisition.

4. Thus, the Top-Up Option ensures that JAB will be able to unilaterally effect a merger by and between Caribou and itself upon closing of the Tender Offer regardless of whether a majority of Caribou shareholders tender their shares in the Tender Offer. The effect of this self-interested, unilateral action will be to cash out the Company’s common shareholders at the unfairly low price of $16.00 per share.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 3 of 33

5. Shockingly, Defendants entered into the Proposed Acquisition without engaging a qualified investment banker to market the company and manage an efficient auction process. Accretive Capital Partners LLC (“Accretive”), a hedge fund with a 4% stake in Caribou, was “baffled” by the Board’s decision to sell the Company on these terms, without the aid of a financial advisor, and said as much in a letter to the Caribou Board following the announcement of the Proposed Acquisition. Significantly, Caribou agreed to be sold at half the value that Benckiser paid for Peet’s Coffee & Tea, Inc. (“Peet’s”), two months ago, said Fearon. Caribou was sold at 0.9x annual sales and at less than 11x trailing operating income, compared with Peet’s purchase price of 2.4x sales and 21x trailing earnings before interest, taxes, depreciation and amortization, he said. “As measured by these real-time metrics, Caribou Coffee is worth $30-$35 per share, especially considering the control premium a strategic buyer must pay to enjoy operational synergies […] One can only guess what kind of incentives Benckiser offered to our management team to consummate this deal,” Fearon opined in the letter.

6. Significantly, Caribou shares traded as high as $18.84 on April 2, 2012, and traded above $16 per share every trading day between January 13, 2012, and May 2, 2012.

7. On December 16, 2012, in connection with the signing of the Merger Agreement, Caribou’s Board approved the Caribou Severance Plan (“Severance Plan”). The Severance Plan provides cash severance as well as outplacement assistance for employees without employment contracts who are terminated without cause. The Company’s named executive officers who do not have employment agreements with the Company would be eligible for four weeks of base pay for each completed year of service, up to a maximum of 52 weeks of base pay, and a minimum of 26 weeks of base pay, upon termination under the basic severance provisions. During the 12

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 4 of 33

months following a change of control, the Company’s executive officers who do not have employment agreements with the Company are eligible for enhanced severance benefits upon their termination without cause or for good reason, as defined in the Severance Plan. This mechanism is known as a double-trigger arrangement. Upon execution of a release, an employee would receive separation pay in cash, paid in installments at the Company’s regular pay periods. The Company’s Board has approved the Merger Agreement and unanimously recommends that shareholders of the Company tender their shares in the Tender Offer and, if necessary, vote to approve the Proposed Acquisition.

8. In addition, by making misleading statements and material omissions in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (“14D-9”), in which the Defendants seek to convince Company shareholders to accept JAB’s tender offer for $16.00 per share, the Individual Defendants violated Section 14 of the Exchange Act and Rule 14a-9 promulgated thereunder. As set forth in detail below, the 14D-9 omits material information thereby rendering shareholders unable to decide whether to tender their shares. For example, the 14D-9 fails to disclose critical aspects of how Moelis & Company LLC (“Moelis”), the Company’s financial advisor, determined that $16.00 per share was somehow fair to Caribou’s shareholders. Without corrective disclosures, Caribou’s shareholders will be irreparably harmed without any adequate remedy at law.

9. In sum, by approving the Proposed Acquisition, the Individual Defendants breached their fiduciary duties of loyalty, good faith, and due care by, inter alia, agreeing to sell Caribou without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate and fair consideration under the circumstances, or duly considering

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 5 of 33

whether an alternative transaction would be more beneficial to shareholders and the Company. Moreover, as alleged further herein, Caribou, JAB and the Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to Caribou’s shareholders.

PARTIES

10. Plaintiff Steven Morgan is, and at all relevant times was, a continuous stockholder of Caribou. He resides in Brunswick, Georgia.

11. Defendant Caribou is a Minnesota corporation with its principal executive offices located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota. The Company is engaged in operating coffeehouses in the United States. As of January 1, 2012, it had 581 coffeehouses, including 169 franchised locations, located in Minnesota, Illinois, Ohio, Michigan, North Carolina, Georgia, Maryland, Wisconsin, Virginia, Pennsylvania, Iowa, Colorado, North Dakota, South Dakota, Kansas, Missouri, Alabama, Nevada, Indiana, Nebraska, Washington, D.C, and international markets. Caribou’s stock is currently traded on NASDAQ under the symbol “CBOU”, and it makes regulatory filings with the US SEC.

12. Defendant Kip R. Caffey has been a director of the Company since October 2005. Caffey is Chairman of the Audit Committee and a member of the Compensation Committee. Caffey is the beneficial owner of 45,728 Caribou shares including 20,478 options and restricted stock units that will vest upon the change in control of the Company.

13. Defendant Sarah Palisi Chapin was elected a director of the Company in August 2007. Chapin is Chairperson of the Compensation Committee and a member of the Nominating

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 6 of 33

and Corporate Governance Committee. Chapin is the beneficial owner of 23,628 Caribou shares including 15,478 options and restricted stock units that will vest upon the change in control of the Company.

14. Defendant Wallace B. Doolin was elected a director of the Company in October 2005. Doolin is a member of the Audit and Compensation Committees. Doolin is the beneficial owner of 37,978 Caribou shares including 20,478 options and restricted stock units that will vest upon the change in control of the Company.

15. Defendant Gary A. Graves was elected a director of the Company in August 2007. Graves has served as Caribous Non-Executive Chairman since November 2007. Graves is a member of the Audit and Nominating and Corporate Governance Committees. Graves is the beneficial owner of 59,314 Caribou shares including 35,478 options and restricted stock units that will vest upon the change in control of the Company.

16. Defendant Charles H. Ogburn was elected a director of the Company in January 2003. Ogburn is a member of the Audit and Nominating and Corporate Governance Committees. Ogburn is the beneficial owner of 98,042 Caribou shares including 2,478 options and restricted stock units that will vest upon the change in control of the Company.

17. Defendant Philip H. Sanford was elected a director of the Company in April 2009. Sanford is Chairman of the Nominating and Corporate Governance Committee and a member of the Compensation Committee. Sanford is the beneficial owner of 15,478 Caribou shares including 9,978 options and restricted stock units that will vest upon the change in control of the Company.

18. Defendant Michael J. Tattersfield was elected a director of the Company in April 2009. Tattersfield has also served as the President and Chief Executive Officer of the Company

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 7 of 33

since August 2008. Tattersfield is the beneficial owner of 674,069 Caribou shares equal to approximately 3.2% of all outstanding common shares including 520,824 options and restricted stock units that will vest upon the change in control of the Company.

19. Defendants Caffey, Chapin, Doolin, Graves, Ogburn, Sanford, and Tattersfield are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other Caribou public shareholders, and owe Plaintiff and Caribou’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, candor, and full and fair disclosure, and, specifically, in connection with the Proposed Acquisition.

20. Each of the Individual Defendants at all relevant times had the power to control and direct Caribou to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of Plaintiff and all Caribou shareholders.

21. Each of the Individual Defendants acted in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Acquisition.

22. Defendant JAB, and affiliated companies, is a privately held group focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The Joh. A. Benckiser-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E Master Blenders 1753 N.V., an international

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 8 of 33

coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

23. Defendant “Merger Sub” is a wholly-owned subsidiary of JAB. JAB is a Delaware Corporation with its principal executive offices located at 2200 Pennsylvania Avenue, NW, Washington D.C., 20052.

JURISDICTION AND VENUE

24. Jurisdiction is founded upon federal question jurisdiction, pursuant to Section 27 of the Exchange Act, as amended, 15 U.S.C. §78aa, and 28 U.S.C. § 1332.

25. Venue is proper under 28 U.S.C. § 1391(b)(2) because Caribou is incorporated in Minnesota, maintains its corporate headquarters in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action pursuant to Fed. R. Civ. P. 23 on behalf of all holders of Caribou stock who are being and will be harmed by Defendant’s actions described herein (“Class”). Excluded from the Class are Defendants herein, and any person, firm, trust, corporation or other entity related to or affiliated with the Defendants.

27. This action is properly maintainable as a class action because:

a. The Class is so numerous that joinder of all members is impracticable. According to Bloomberg, there were approximately 20,335,083 shares of Caribou common stock outstanding as of December 16, 2012. The actual number of class members will be ascertained through discovery.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 9 of 33

b. There are questions of law and fact that are common to the Class, including:

i)	whether Defendants violated Section 14 of the Exchange Act in connection with the Proposed Acquisition; and

ii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the alleged omissions not corrected before the expiration of the Tender Offer.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 10 of 33

FURTHER SUBSTANTIVE ALLEGATIONS

I.	BACKGROUND

28. Caribou is the second largest coffee retailer in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. Caribou provides high quality handcrafted beverages, foods and coffee lifestyle items in a comfortable and welcoming coffeehouse environment. In addition, Caribou’s unique coffees are available within grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. Caribou has received the Rainforest Alliance Corporate Green Globe Award and has publicly stated that it is committed to operating practices that promote sustainability and environmental protection.

II.	THE PROPOSED ACQUISITION

29. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential, on December 17, 2012, Defendants announced the unfair Proposed Acquisition:

“Caribou Enters into Merger Agreement to be Acquired by Joh. A. Benckiser for $16.00 Per Share in Cash”

Transaction Valued at Approximately $340 Million

MINNEAPOLIS, MN – December 17, 2012 – Caribou Coffee Company, Inc. (NASDAQ: CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 11 of 33

At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of-the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 12 of 33

III.	THE UNFAIR PRICE

30. The consideration offered in the Proposed Acquisition is unfairly low and does not adequately compensate Caribou shareholders based on the Company’s recent operating and financial performance, potential for future growth, and comparable transactions within the Fast Moving Consumer Goods industry.

31. On February 22, 2012, Caribou reported Q4 and fiscal year 2011 results wherein consolidated sales increased 18.8%, coffeehouse stores increased 5.6% and commercial and franchise sales increased and astounding 68.6% . In Tattersfield’s own words:

Q4 “marked the conclusion of a fantastic year for Caribou Coffee, in which we made progress strategically, financially and culturally. We are pleased to have delivered another solid quarter, one that rounds out a record year of financial performance for Caribou. Looking ahead, we are optimistic about what we can achieve across each of our business lines, but are particularly excited to be resuming meaningful development of company-owned coffeehouses. As always, we will continue to provide the meaningful experiences our guest’s love, while enhancing returns for our shareholders.”

32. On May 3, 2012, Tattersfield was, again, optimistic and “confident” as he weighed in on Caribou’s future in the Company’s Q1 2012 results stating:

“Looking ahead, we are excited to be launching several high quality food and beverage products in our retail coffeehouses and we continue to expand our commercial and franchise segments [&] we remain confident in our business and firmly believe that our multi-channel model affords us the opportunity to build sustainable success on a longer term basis.”

33. On August 6, 2012, speaking on behalf of the Company, Tattersfield again commented on Caribou’s success in the present, and ability to achieve sustainable growth in sales and profitability over then long-term. As set forth in the Company’s Q2 2012 press release:

We were pleased to have held pro forma net income steady compared to the prior year period in the face of coffee commodity cost pressure and a lower contribution

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 13 of 33

from the Keurig single-serve platform. Growth in comparable coffeehouse sales has also now been extended to eleven consecutive quarters and benefited from our continued focus on product innovation. In addition we also reached a new franchise milestone of 100 international coffeehouses further demonstrating the extensive popularity of Caribou Coffee outside of the US.

Although our updated projections for Caribou-branded K-cups have led us to adjust our full year outlook, we view the dynamics affecting our single-serve business as temporary challenges and remain committed to strengthening our Green Mountain relationship. More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.

34. In the Company’s Q3 2012, results release on November 8, 2012, Caribou once again met expectations. Tattersfield stated:

“Our third quarter performance was in-line with our expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter. We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.…”

35. Despite the Company’s strong financial performance over the last year, and Caribou’s proven ability to achieve sustainable growth in sales and profitability over the long-term, the Board has agreed to accept the wholly inadequate consideration offered in the Proposed Acquisition. Significantly, Caribou shares traded as high as $18.84 on April 2, 2012, and traded above $16 per share every trading day between January 13, 2012, and May 2, 2012. Additionally, at least one Yahoo! Finance financial analyst has set a $17.00 per share price target on Caribou stock. An analyst at Craig-Hallum has maintained a target price of $19 per share since August 7, 2012, while an analyst at Longbow Research set a $17 per share price on December 12, 2012.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 14 of 33

36. Moreover, the consideration offered in the Proposed Acquisition pales in comparison to other comparable acquisitions in the Fast Moving Consumer Goods category over the last year. In fact, JAB purchased Peet’s within the last 12 months for a purchase price of 2.4x sales and 21x trailing earnings before interest, taxes, depreciation and amortization. However, JAB’s acquisition of Caribou values the Company at a meager at 0.9x annual sales and at less than 11x trailing operating income. Based on JAB’s comparable acquisition of Peet’s earlier this year, Caribou shareholders should receive $30 – $35 per share taking into account the control premium a strategic buyer must pay to enjoy operational synergies.

37. On December 20, 2012, Accretive Capital Partners’ Founder & Managing Partner, Richard Fearon, a hedge fund with a 4% stake in Caribou, stated in an open letter to the Caribou Board that he was utterly “baffled” by the Board’s decision to sell the Company on these terms and without the aid of a financial advisor. Engaging a financial advisor to efficiently manage the sales/auction process and ensure that shareholder value is maximized is commonplace in mergers such as these. The Board’s decision not to do so is a clear breach of fiduciary duty. Fearon’s letter to the Board, in its entirety, is as follows:

December 20, 2012

Board of Directors

Caribou Coffee Company, Inc.

Attn: Mr. Gary Graves, Chairman

3900 Lakebreeze Avenue North

Minneapolis, MN 55429

Dear Ladies and Gentleman of the Caribou Board:

As significant and supportive shareholders of Caribou Coffee Company for over five years, we at Accretive Capital Partners find ourselves utterly dismayed by the price you have accepted from Joh. A. Benckiser to sell our company.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 15 of 33

Accretive Capital Partners, LLC and its affiliates are beneficial owners of more than 850,000 shares of Caribou Coffee stock and have stood by the company for more than five years while waiting patiently for a turn-around to materialize and for strategies for improving average unit volume and accelerating unit growth to evolve. And now, here we are with newly installed TurboChef ovens, a strategy to introduce new and exciting beverages and hot food products, and a plan to grow the store count by 10-12% annually, only to have the company handed to a new owner at a fraction of its intrinsic value.

At $16 per share, the price you have accepted from Benckiser on our behalf is only 0.9 times annual sales and less than 11 times trailing earnings before interest, taxes, depreciation and amortization (EBITDA). Compare these metrics to the price just paid by Benckiser for Peet’s Coffee less than two months ago: Peet’s shareholders received 2.4 times sales and 21 times EBITDA. Moreover, Starbucks’ shareholders receive 3 times sales and 16 times EBITDA for their shares in a highly efficient public market. As measured by these real-time metrics, Caribou Coffee is worth $30-$35 per share, especially considering the control premium a strategic buyer must pay to enjoy operational synergies.

Combine these facts with the growth potential at Caribou Coffee: Average unit volume (AUV) runs around $600,000 per store and new-store openings were an anemic eight stores last year. The company’s goal is to increase AUV to $1 million, an amount achieved by Starbucks and others, and to accelerate unit growth to 20 stores this year and by 10-12% thereafter. The substantial benefits of these two significant financial drivers of growth are imminent, and yet the board has elected to sell the business off at a multiple of historical sales less than half of what Benckiser just paid for Peet’s Coffee.

We are baffled by the board’s and management’s decision to sell the company now and to do so without the benefit of engaging a qualified investment banker, who would market the company and manage an efficient auction process. Surely it would be in shareholders’ best interests to determine if other major strategic buyers – such as Starbucks, Green Mountain, Dunkin’ Brands, Krispy Kreme – had any interest in acquiring Caribou Coffee. One can only guess what kind of incentives Benckiser offered to our management team to consummate this deal.

We believe we are not alone among other significant shareholders in deeming our company, Caribou Coffee, to be worth substantially more than the price you have accepted on our behalf. We encourage you to pursue available alternatives to consummating this transaction with Benckiser and remind you of your fiduciary duties to shareholders: As custodians of our investment, you are charged with a duty to place shareholder interests above personal gain or other motives. And, with our proposal for a fair and open auction process, we demand only that you do the right and honorable thing on behalf of all Caribou Coffee Company shareholders.

Sincerely,

Richard E. Fearon, Jr.

Managing Partner

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 16 of 33

38. Gamco Investors Inc., too, believes the $16 per share price undervalues Caribou. “We think it’s statistically undervalued even at $16,” Mario Gabelli, head of Gamco, said in an interview on Dec. 19, 2012. “Caribou’s Ebitda will increase about 15 percent to $35 million in 2013 from this year,” Gabelli said. The market would seem to agree. In the three days following the announcement of the Proposed Acquisition, Caribou shares have traded above the $16.00 per share offer price.

39. Accordingly, the Company’s true value is compromised by the consideration that is offered in connection with the Proposed Acquisition.

IV.	THE BOARD’S CONFLICTS OF INTEREST

40. On December 16, 2012, in connection with the signing of the Merger Agreement, Caribou’s Board approved the Caribou Severance Plan. The Severance Plan provides cash severance as well as outplacement assistance for employees without employment contracts who are terminated without cause. The Company’s named executive officers who do not have employment agreements with the Company would be eligible for four weeks of base pay for each completed year of service, up to a maximum of 52 weeks of base pay, and a minimum of 26 weeks of base pay, upon termination under the basic severance provisions. During the 12 months following a change of control, the Company’s executive officers who do not have employment agreements with the Company are eligible for enhanced severance benefits upon their termination

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 17 of 33

without cause or for good reason, as defined in the Severance Plan. This mechanism is known as a double-trigger arrangement. Upon execution of a release, an employee would receive separation pay in cash, paid in installments at the Company’s regular pay periods. The Company’s Board of Directors has approved the Merger Agreement and unanimously recommends that shareholders of the Company tender their shares in the Tender Offer and, if necessary, vote to approve the Proposed Acquisition.

41. Moreover, upon a change in control of the Company, the Individual Defendants’ restricted stock units and unvested options will vest. Significantly, the Individual Defendants own a combined 625,192 restricted shares and/or unvested stock options that will be worth an approximate $10,003,072.00 upon consummation of the Proposed Acquisition.

42. Accordingly, the Proposed Acquisition is the product of conflicts of interest between the Company’s directors.

V.	THE UNFAIR TOP-UP OPTION

43. The Merger Agreement contemplates that only a fraction, or even none, of Caribou’s common shareholders will tender their shares in the Tender Offer. Accordingly, the Merger Agreement contains numerous provisions that permit JAB to acquire Caribou regardless of whether a majority of the Company’s shareholders support the deal or not.

44. For example, Section 1.4 of the Merger Agreement (“Section 1.4”) provides for a Top-Up Option as follows:

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes up to one Share more than the number of Shares

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 18 of 33

entitled to cast 90% of the Fully Diluted Shares but not less than one Share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. In no event shall the Top-Up Option be exercisable to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under the Stock Plans, as if such Shares were outstanding). For purposes of this Agreement, “Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of the Company or on the adoption of this Agreement and approval of the Merger, together with all such securities which the Company would be required or permitted to issue assuming the conversion or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not then convertible, exchangeable or exercisable.

45. The Merger Sub’s exercise of the Top-Up Option virtually ensures that JAB will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer and that the transaction will be consummated via short-form merger, without the benefit of any shareholder vote and squeeze out the Company’s common stockholders for the entirely unfair price of $16.00 per share.

46. Thus, rather than base their decision whether to tender on the financial merits of the transaction, Caribou’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.

47. Moreover, JAB does not even have to pay Caribou for the shares issued pursuant to the Top-Up Option. Pursuant to Section 1.4 (c), the Top-Up consideration may be paid by issuance of a promissory note by JAB having a principal amount equal to the balance of the aggregate purchase price for the Top Up Option Shares.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 19 of 33

VI.	UNFAIR DEAL PROTECTIONS

48. The Merger Agreement contains certain provisions that unduly benefit JAB by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Caribou to pay JAB up to $10,380,000.00 if the Merger Agreement is terminated after January 15, 2013, and $5,190,000.00 if terminated prior to January 15, 2013.

49. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Caribou shareholders.

50. In contrast, the Merger Agreement does not provide a reverse termination fee to Caribou under any circumstances.

51. The Merger Agreement also contains a “No Solicitation” provision that restricts Caribou from considering alternative acquisition proposals by, among other things, constraining Caribou’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits Caribou from soliciting any alternative proposal, but permits the Board to consider an unsolicited bona fide written Acquisition Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposals is restricted. Prior to considering any such proposal, the Board must determine, in consultation with its financial advisors and outside counsel, that such a proposal is reasonably likely to be consummated in accordance with its terms taking into account all legal, financial and regulatory aspects of the Proposed Acquisition. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 20 of 33

52. The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide JAB information in order to match any other offer, thus providing JAB access to the unsolicited bidder’s financial information and giving JAB the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of JAB.

53. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Caribou, JAB and the Merger Sub.

VII.	DEFENDANTS FILE A FALSE AND MATERIALLY MISLEADING 14D-9

54. On December 21, JAB commenced a tender offer for the purchase of all of Caribou’s outstanding shares for $16.00 per share. On that same day, Defendants caused Caribou to file a 14D-9 for the ostensible purpose of informing Caribou’s shareholders about the process leading up to the Proposed Acquisition as well as the valuation metrics Moelis used in its fairness presentation that the Board used to determine that $16.00 per share is fair to Caribou’s shareholders. The 14D-9 falls far short from providing Caribou’s shareholders with sufficient material information in order to make intelligent, rational and informed decisions about whether to tender their shares or seek appraisal. The 14D-9 is false and materially misleading in at least the following respects:

A.	Inadequate Detail Regarding the Company’s Financial Projections

55. The 14D-9 discloses some line-item financial projections Caribou provided to

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 21 of 33

JAB. However, the 14D-9 does not disclose when these projections were created, why they were created, or whether there were multiple case scenarios. There is also no indication about whether or how the projections accounted for the cost decreases in purchasing coffee. In a July 11, 2012 analyst report of Caribou, Piper Jaffray & Co. noted that, “Lower coffee costs are a benefit for input margins of the retail business.” The 14D-9 is silent on this cost savings that will help Caribou’s bottom line in the near future.

56. To be sure, in the Peet’s buyout by JAB, the proxy provided to Peet’s shareholders explained how the cost decreases in purchasing coffee were analyzed in the projections. Specifically, it stated:

With respect to both cases, management forecasted that Peet’s would experience coffee cost decreases in 2013 and 2014 as its current coffee inventory and fixed cost commitments (which reflect past purchases at higher prices than currently prevail) are fully used up and the benefit of today’s lower coffee prices are fully realized. In 2013 and beyond, commodity coffee costs were assumed to remain close to their current level, with nominal inflation resuming in 2015.

57. Without these above-stated material disclosures, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value.

58. Moreover, the 14D-9 fails to provide the following line-items in the financial projections for Caribou: (a) Depreciation and Amortization; (b) Stock Compensation; (c) Anticipated Tax Rate/Taxes; (d) Changes in Net Working Capital; (e) Capital Expenditures; and (f) Free Cash Flow. Without the disclosure of these material line-items, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value. Again, in JAB’s takeover of Peet’s, nearly every single one of these line-items was provided to Peet’s shareholders so that they could determine fair value.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 22 of 33

B.	Inadequate Disclosure Regarding Moelis’s Selected Public Companies Analysis

59. Moelis performed a comparable company analysis, in which it derived a set of implied merger consideration price ranges. However, the 14D-9 does not disclose the criteria Moelis used to select the companies it chose in the analysis. The 14D-9 also does not disclose the reasons for choosing the restaurant companies it did choose that were of a different size and revenue mix than Caribou. Likewise, the 14D-9 does not disclose why Moelis excluded coffee chains from this analysis. Additionally, the 14D-9 does not disclose why the multiples of the companies selected were considered comparable when those companies are dissimilar in size and numbers of stores from Caribou.

60. Without these above-stated material disclosures, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value.

C.	Inadequate Disclosure Regarding Moelis’s Selected Precedent Transactions Analysis

61. Moelis performed a selected precedent analysis, in which it derived a set of implied merger consideration price ranges. JAB just paid over a 20x EBITDA multiple for Peet’s but is expected to pay just a 10x EBITDA multiple for Caribou. The transactions Moelis selected here reduced the median EBITDA multiple from the Peet’s takeover, and 14D-9 fails to explain how and why these transactions were included in the analysis. The 14D-9 fails to disclose the specific criteria Moelis used within the “restaurant industry” to select the transactions, especially since some include non-beverage chains, and why transactions with other coffee roasters were excluded. The 14D-9 also fails to disclose the premiums observed for each of the transactions. Without these above-stated material disclosures, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 23 of 33

D.	Inadequate Disclosure Regarding Moelis’s Discounted Cash Flow Analysis

62. The 14D-9 leaves out fundamental, material assumptions Moelis made in formulating its discounted cash flow analysis, including: (a) how Moelis treated stock-based compensation in its analysis (i.e., as a cash or non-cash expense); (b) the inputs and assumptions Moelis used to derive the range of discount rates (10.5% to 11.5%) used in its analysis; and (c) the basis for Moelis’s decision to imply a terminal value for the Company ranging from 8.0 to 9.0x, considering that the top-end of that range is below the LTM EBITDA 9.1x median multiple observed by Moelis in its comparable companies analysis. Without these material disclosures, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value.

E.	Inadequate Disclosure Regarding the Lack of a Pre-Signing Market Check

63. The 14D-9 reiterates that the Individual Defendants “determined that there was a low likelihood of obtaining a higher price from a pre-signing market check and that insisting on doing so would result in the loss of the JAB Group’s offer.” This is simply conclusory. Shareholders cannot determine how or whether the Individual Defendants properly discharged their fiduciary duties to maximize shareholder value, including through determining whether another acquirer would be willing to pay more than $16.00 per share. Without more detail about the Individual Defendants’ decision not to conduct a pre-signing market check, Caribou’s shareholders are unable to properly understand whether $16.00 per share represents fair value.

* * *

64. It is clear that there are significant material omissions in the 14D-9 that prevent shareholders from making an informed decision about whether or not to tender their shares to JAB.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 24 of 33

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

65. In accordance with their duties of loyalty, care and good faith, the Individual Defendants, as directors and/or officers of Caribou, cannot:

(a)	take action that adversely affects the value provided to the corporation’s shareholders;

(b)	discourage or inhibit alternative offers to purchase control of the corporation or its assets, or will otherwise prejudice the prospects of the corporation as a standalone entity;

(c)	contractually prohibit the Individual Defendants from complying with their fiduciary duties; and/or

(d)	provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

66. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the acquisition of Caribou, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure and pricing, is placed upon the Individual Defendants as a matter of law.

STATUTORY STANDARD OF CONDUCT

67. Each of the Individual Defendants failed to discharge his or her duties as a director of Caribou in good faith, in a manner he or she reasonably believed to be in the best interests of Caribou, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, thereby failing to adhere to the standard of conduct required of them pursuant to Minn. Stat. § 302A.251.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 25 of 33

68. Pursuant to Minn. Stat. § 302A.251, subd. 4, any provision in Caribou’s articles of incorporation limiting director liability is ineffective with respect to the Individual Defendants’ conduct alleged herein because such conduct was reckless and not in good faith and constituted a breach of loyalty to Caribou and its shareholders and because the transaction at issue is one from which the Individual Defendants will derive an improper personal benefit within the meaning of Minn. Stat. § 302A.251, subd. 4(d).

69. Pursuant to Minn. Stat. § 302A.361, the Individual Defendants are required to discharge their duties in good faith, in a manner they reasonably believe to be in the best interests of Caribou, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

70. In addition, Caribou’s Board failed to discharge their duties in good faith, failed to discharge their duties in a manner they reasonably believed to be in the best interests of Caribou, and failed to discharge their duties with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

SELF-DEALING

71. The Proposed Acquisition is wrongful, unfair and harmful to Caribou’s public stockholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Acquisition is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for Defendants’ benefit on unfair terms.

72. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the Proposed Acquisition and allow the Company’s shares to trade freely – without the forced merger that will be effectuated without shareholder input;

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 26 of 33

•	Act independently so that the interests of the Company’s public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Caribou’s public stockholders; and

•

Fully and fairly disclose all material information to the Company’s stockholders, including the true value of the Company and the reasons for the decision to not retain a financial advisor to shop Caribou in a proper auction.

73. By engaging in such self-dealing the Individual Defendants violated Minn. Stat. § 302A.255.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 27 of 33

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duties Against the Individual Defendants)

74. Plaintiff repeats and realleges each allegation set forth herein.

75. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

76. The Individual Defendants are in a position of control and power over Caribou’s public stockholders, and have access to internal financial information about Caribou, its true value, and the benefits of ownership of the Company. The Individual Defendants, aided and abetted by defendant Caribou, JAB and the Merger Sub, are using their positions of power and control to benefit themselves in this transaction, to the detriment of Plaintiff and the Class.

77. The Individual Defendants have violated their fiduciary duties by directing the Company to enter into the Proposed Acquisition without regard to the fairness of the transaction to Caribou’s stockholders. Defendant Caribou, JAB and the Merger Sub have directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the Class.

78. As demonstrated by the foregoing, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the stockholders of Caribou because, among other reasons:

(a)	they failed to properly value Caribou;

(b)	they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition;

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 28 of 33

(c)	they abused their influence to aggrandize their own wealth upon the Proposed Acquisition and their recommendation to endorse the acquisition of the Company by JAB; and

(d)	they did not retain a financial advisor to shop the Company in a competitive auction process.

79. Because the Individual Defendants dominate and control the business and corporate affairs of Caribou, and are in possession of private corporate information concerning the Company’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Caribou that makes it inherently unfair for the Individual Defendants to pursue any proposed transaction wherein they will reap disproportionate benefits, such as the Proposed Acquisition.

80. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ behavior.

81. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, will not allow the shareholders to vote on the transaction or engage in any conduct even approximating an arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

82. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Acquisition, which will exclude the Class from its fair share of Caribou’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 29 of 33

83. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

(Aiding and Abetting the Individual Defendants’ Breach of Fiduciary Duties Against Caribou, JAB, and Merger Sub)

84. Plaintiff repeats and realleges each allegation set forth herein.

85. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

86. Defendants Caribou, JAB and the Merger Sub are sued herein as aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Caribou.

87. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care and candor to Caribou’s public stockholders, including Plaintiff and the Class, by failing to:

(a)	Act in the best interests of the public stockholders of Caribou common stock;

(b)	Maximize stockholder value;

(c)	Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Merger Agreement;

(d)	Act in accordance with their fundamental duties of good faith, due care and loyalty;

(e)	Disclose all material information concerning the Proposed Acquisition and to allow Caribou’s public stockholders to vote their shares in relation to the Proposed Acquisition on an informed basis; and

(f)	Retain a financial advisor to ensure the Company is adequately shopped in a competitive bidding process.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 30 of 33

88. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Caribou, JAB and the Merger Sub who aided and abetted such breaches by, among other things, entering into the Proposed Acquisition.

89. Defendants Caribou, JAB and the Merger Sub knew that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to Caribou’s stockholders.

90. Defendants Caribou, JAB and the Merger Sub rendered substantial assistance to the Individual Defendants’ breach of their fiduciary duties to the Caribou stockholders.

91. As a result of Defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares and will not be able to vote their shares concerning the Proposed Acquisition.

92. Unless the actions of defendants Caribou, JAB and the Merger Sub are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, thus furthering a process that inhibits the maximization of stockholder value and the disclosure of material information.

93. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 31 of 33

THIRD CAUSE OF ACTION

(Violation of §14 of the Exchange Act Against the Individual Defendants)

94. Plaintiff repeats and realleges each allegation set forth herein.

95. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

96. The Individual Defendants have caused the 14D-9 to be issued with material omissions and misleading statements.

97. The 14D-9 is an essential link in the accomplishment of the Proposed Acquisition.

98. In the exercise of reasonable care, the Individual Defendants should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render them non-misleading.

99. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of his right to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the vote by shareholders.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in his favor and against Defendant as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with it from consummating the Proposed Acquisition, unless and until the Company discloses all material information to shareholders in connection with the Tender Offer;

C. Rescinding, to the extent already implemented, the Tender Offer or any of the terms thereof, or granting Plaintiff rescissory damages;

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 32 of 33

D. Directing the Defendants to account to Plaintiff for all damages suffered as a result of the wrongdoing;

E. Declaring that the 14D-9 is materially misleading and contains omissions of material fact in violation of Section 14 of the Exchange Act and Rule 14a-9 promulgated thereunder;

F. Awarding compensatory damages in favor of Plaintiff against Defendants for all losses and damages suffered as a result of Defendants’ wrongdoing alleged herein, in an amount to be determined at trial, together with interest thereon;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a jury on all issues triable before a jury.

CASE 0:13-cv-00070-JRT-FLN Document 1 Filed 01/07/13 Page 33 of 33

Dated: January 7, 2013	Respectfully submitted,

/s/ Daniel E. Gustafson
Daniel E. Gustafson (#202241)
Karla M. Gluek (#0341691)
Daniel C. Hedlund (#258337)
Raina C. Borrelli (#0392127)
Gustafson Gluek PLLC
Canadian Pacific Plaza
120 South 6th Street, Suite 2600
Minneapolis, MN 55402
Tel: (612) 333-8844
Fax: (612) 339-6622
dgustafson@gustafsongluek.com
kgluek@gustafsongluek.com
dhedlund@gustafsongluek.com
rborrelli@gustafsongluek.com

Evan J. Smith
Marc L. Ackerman
Brodsky & Smith, LLC
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Tel: (610) 667-6200
Fax: (610) 667-9029
esmith@brodsky-smith.com
mackerman@brodsky-smith.com

Counsel for Plaintiff